SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FOR April 27, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                  Exhibit Index


Exhibit No.              Description

Exhibit No. 1            Preliminary Approach Announcement dated 27 April 2005


                  ALLIED DOMECQ PLC - PRELIMINARY APPROACH BY
                        CONSTELLATION BRANDS CONSORTIUM

Allied Domecq plc ("Allied Domecq") announces that it has today received a preliminary approach from a consortium led by Constellation Brands Inc. about a potential offer for the company. The consortium consists of Constellation Brands Inc., Brown Forman Corporation, Lion Capital (formerly Hicks Muse Europe) and Blackstone. At this stage it is too early to ascertain whether this preliminary approach will lead to an offer for Allied Domecq. A further announcement will be made in due course.

END

For further information:

Media enquiries:
Anthony Cardew, Cardew Group                                +44 (0) 20 7930 0777
                                                            +44 (0) 7770 720389
Investor enquiries:
Peter Durman, Director, Group Investor Relations            +44 (0) 7771 974817



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

27 April,2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary